FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, October 27, 2010

Ger. Gen. N° 160/2010

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Alameda Bernardo O’Higgins 1449

Santiago

Ref: MATERIAL INFORMATION

Dear Sir,

In accordance with the powers conferred on me and in accordance with articles 9 and 10.2 of Law 18,045 and General Rule No.30 of the Superintendency, I hereby inform you of the following material information. At its meeting held on October 27, the Board of Directors of Enersis S.A. agreed unanimously to distribute on January 27, 2011 an interim dividend of Ch$1.57180 per share as a charge to the results for the year 2010, corresponding to 15% of the net earnings as of September 30, 2010.

This constitutes an amendment of the Company’s dividend policy for the year 2010 which foresaw the payment of the interim dividend in the month of December.

At the same time, in accordance with the Superintendency’s Circular 660/86, I am pleased to send you Form No.1 providing information related to the agreed interim dividend, whose distribution and payment has been agreed by the Board of Directors of Enersis S.A. at its meeting held on October 27, 2010.

Yours sincerely,

     Ignacio Antoñanzas Alvear

Chief Executive Officer

Enersis S.A.

c.c.:         Bolsa Comercio de Santiago

                Bolsa Electrónica de Chile

                Bolsa Corredores de Valparaíso

Comisión Clasificadora de Riesgo

                Banco Santander Santiago– Representante Tenedores de Bonos

                Depósito Central de Valores

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES	0.02 Date: 28 /10 / 10 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°: 94,271,000-3 1.03 Company: ENERSIS S.A. 1.04 Securities Registry N°: 0175 1.06 Ticker local Exchange: ENERSIS	1.02 Date: 28 / 10 / 09 (DD MM AA) 1.05 Affected series: Unic . 1.07 Individualization movement: 82

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  27/ 10 / 10  (DD MM AA)

2.02 Agreement Settlement:    3   .  (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)

2.03 Amount of the dividend:  51,321,103,450_                                                                              2.04 Type of currency: $  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465	3.02 Closing Date: 21 / 01 / 11 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:  1. (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  31 / 12 / 10  (DD MM AA)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __1.57180 /acc. 5.03 Payment Date: 27 / 01 / 11 (DD MM AA)	5.02 Type of currency: $ --.

                                                                                                                                                                   (CONTINUE)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date:      /    /     (DD MM AA)

6.02 Expiration Option Date:      /    /     (DD MM AA)

6.03 Date of the distribution of shares :      /    /     (DD MM AA)

6.04 Series to choose:                                 (Only is the option is in shares of the issuance)

6.05 Shares post movement:                                 (Only is the option is in shares of the issuance)

6.06 Tax N° of the Issuer:                        (Only is the option is in shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                     /acc.                                                   6.10 Type of currency: $                  .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to liquid net income of the year ended December 2010.

Hour, Place and Payment procedures: This dividend will be paid in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on January 10, 2011.

Type of Entity: Publicly Held Limited

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  Iignacio Antoñanzas Alvear

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 28, 2010